NoAct



13000237



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


Received SEC
Washington, DC 20549

P.E. 1/4/13

January 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/7/13

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
evstein@wlrk.com

Re: MeadWestvaco Corporation

Dear Mr. Stein:

This is in regard to your letter dated January 4, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in MeadWestvaco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that MeadWestvaco therefore withdraws its December 28, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org


Received SEC
JAN - 7 2013
Washington, DC 20549

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 4, 2013

<u>VIA EMAIL</u> (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street N.E.
Washington, D.C. 20549

Re: *MeadWestvaco Corporation Withdrawal of No-Action Request Regarding the Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund*

Ladies and Gentlemen:

On December 28, 2012, MeadWestvaco Corporation, a Delaware corporation (the "Company"), submitted to the Staff of the Division of Corporation Finance a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for its 2013 annual meeting of shareholders, a shareholder proposal (the "Proposal") from the United Brotherhood of Carpenters Pension Fund.

Attached is a letter delivered to the Company on January 3, 2013 confirming the withdrawal of the Proposal. *See* Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If further information is needed with regard to this matter, please do not hesitate to contact the undersigned at (212) 403-1228, by email at evstein@wlrk.com or by fax at (212) 403-2228.

Very truly yours,



Elliott V. Stein

cc: Mr. Edward J. Durkin

Exhibit A

Letter of Withdrawal



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 212-318-5035]

January 3, 2013

Wendell L. Willkie, II
Senior Vice President,
General Counsel and Secretary
MeadWestvaco Corporation
299 Park Avenue, 13th Floor
New York, New York 10171

Dear Mr. Willkie:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal submitted by the Fund to MeadWestvaco Corporation on November 15, 2012. The Fund's withdrawal of the proposal is based on MeadWestvaco Corporation's constructive response to issues raised in the proposal, and its willingness to engage in informative dialogue on various aspects of the say-on-pay vote as currently conducted. We look forward to continued dialogue on the issue.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 28, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *MeadWestvaco Corporation – 2013 Annual Meeting*
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended . On November 15, 2012, the Company received a letter from Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the proxy statement and form of proxy ("Proxy Materials") for the Company's 2013 annual meeting of shareholders.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the Proxy Materials pursuant to Exchange Act Rules 14a-8(i)(10) and 14a-8(c). In accordance with Rule 14a-8(j) of the Exchange Act, the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive Proxy Materials with the Commission. Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting this letter and its attachments to the Commission by email. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

THE PROPOSAL

The Proposal reads as follows:

"***Therefore, Be It Resolved:*** *That the shareholders of MeadWestvaco Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.*"

The Proposal and the accompanying supporting statement are attached to this letter as Attachment A. The only other correspondence between the Company and the Proponent relates to the Proponent's proof of ownership of the Company's common stock. Since the Proponent has demonstrated the requisite ownership, that correspondence is not relevant to the issues raised in this letter and is not included herewith.

GROUNDS FOR EXCLUSION

I. Rule 14a-8(i)(10) – Substantially Implemented

Under Rule 14a-8(i)(10) of the Exchange Act, a company may exclude a shareholder proposal from a company's proxy statement "[i]f the company has already substantially implemented the proposal." Following a 2011 amendment, a note to Rule 14a-8(i)(10) specifically clarifies the circumstances in which shareholder proposals seeking a "say-on-pay" or "say-on-frequency" vote may be excluded on this ground.

As described below, this Proposal fits within the description of an excludable proposal contained in the Note to amended Rule 14a-8(i)(10). The Company therefore respectfully requests the Staff to concur in its view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the proposal has been substantially implemented by the Company.

A. Background and Precedents under Rule 14a-8(i)(10)

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976). Over the years, the Commission's interpretation of Rule 14a-8(i)(10) has evolved from a reading of the rule that permitted exclusion only if the proposal was "fully effected" to a broader reading under which the Commission may permit exclusion of a proposal if it has been "substantially implemented." *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983); *Walgreen Co.* (Oct. 4, 2012); *Mattel, Inc.* (Feb. 3, 2010); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996); *Nordstrom, Inc.* (Feb. 8, 1995).

The Commission has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). *See also Walgreen Co.* (Oct. 4, 2012); *Watson Pharmaceuticals, Inc.* (Feb. 17, 2012). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *see also Abercrombie & Fitch Co.* (Mar. 28, 2012); *Edison International* (Dec. 23, 2010); *Exelon Corp.* (Feb. 26, 2010); *Mattel, Inc.* (Feb. 3, 2010); *Hewlett-Packard Co.* (Dec. 11, 2007); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

B. Dodd-Frank Act and the Amendment to Rule 14a-8(i)(10)

In connection with the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Commission acted to clarify the circumstances under which a company may exclude a proposal related to a shareholder vote on executive compensation as "substantially implemented." *See* Exchange Act Release No. 63124 (Oct. 18, 2010); Exchange Act Release No. 63768 (Jan. 25, 2011). The following language was added by adoption of the final rule:

"**NOTE TO PARAGRAPH (i)(10):** A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter."

As described in Section III below, the Proposal fits squarely within this Note.

The Commission explained the policy justifications for excluding such proposals: "We believe that, in these circumstances, additional shareholder proposals on frequency generally would unnecessarily burden the company and its shareholders given the company's adherence to the view favored by a majority of shareholder votes regarding the frequency of say-on-pay votes." Exchange Act Release No. 63768 at § II.B.4. "We also believe that a shareholder proposal that would provide an advisory vote or seek future advisory votes on executive compensation with substantially the same scope as the say-on-pay vote required by Rule 14a-21(a) . . . should also be subject to exclusion under Rule 14a-8(i)(10)." *Id.*

Where the Staff has declined to concur with exclusion under this ground, the proposals at issue required the company to obtain shareholder approval for *future* changes to executive compensation policies. *See Whirlpool Corporation* (Jan. 24, 2012); *Navistar International Corp.* (Jan. 4, 2011). In explaining its denial, the Staff specifically distinguished these proposals requiring shareholder approval for future agreements and policies from a situation where, as in the case of the Proposal, the proposal requests a vote on policies already entered into and disclosed pursuant to Item 402 of Regulation S-K.

C. The Company's Say-on-Pay Approach and the Current Proposal

At its 2011 annual meeting, the Company submitted a substantive say-on-pay proposal and a separate proposal on the frequency of say-on-pay votes for shareholder approval. The Board of the Company recommended that shareholders vote in favor of an annual say-on-pay vote, which was approved by a majority of the votes cast (in fact, a majority of the outstanding shares). The substantive say-on-pay proposal was also approved by a majority of the outstanding shares, and the Company thereafter adopted a policy of holding annual say-on-pay votes. The say-on-pay proposal at the 2012 annual meeting was approved by a majority of the outstanding shares, and there will be a say-on-pay proposal presented at the 2013 annual meeting.

The current Proposal would alter this policy in two ways: First, the Proponent advocates for holding the say-on-pay vote every three years, in place of the annual vote approved by a majority of shareholders. Secondly, the Proposal would require shareholders to state their position "for" or "against" three broad components of the disclosed executive compensation plan, in addition to taking a position on the plan as a whole.

These facts represent exactly the set of circumstances and the type of proposal for which the amended Rule 14a-8(i)(10) approves exclusion. The Proposal's say-on-frequency element requests a triennial vote despite the fact that a majority of shareholders voted in favor of the currently-implemented annual vote less than two years ago. In accordance with Rule 14a-21(b), shareholders will have another opportunity no later than the annual meeting in 2017 to again express their views on how frequently a say-on-pay vote should be held. Likewise, the Proposal's substantive say-on-pay element would provide an advisory vote "with substantially the same scope" as the say-on-pay vote required by the Dodd-Frank Act. *See* Exchange Act Release No. 63768 at § II.B.4.

The Staff has previously permitted exclusion of a nearly identical "multi-faceted" vote proposal, submitted by the same Proponent, on the ground that it was "substantially duplicative" of a standard say-on-pay vote. *See The Proctor & Gamble Co.* (July 21, 2009). In *Proctor & Gamble*, the company sought to exclude the proposal because it planned to include in its proxy statement an earlier-received shareholder proposal calling for an up-or-down vote on executive compensation, much like the annual vote the Company has in place in the present situation. The Proponent argued that its proposal offered a distinctive program with a different focus as compared to "a simple annual advisory ratification vote of named executive officer compensation," but the Staff disagreed, finding that the similarities between the two proposals provided a basis for exclusion. Although the basis for exclusion of this Proposal is under Rule 14a-8(i)(10) rather than Rule 14a-8(i)(11), the analysis is the same. The difference between the Proposal and the shareholder-approved say-on-pay policy the Company already has in place is not substantial, and does not support overruling the policy judgment made by the Commission when it adopted the Note to Rule 14a-8(i)(10).

During the rulemaking process which led to amended Rule 14a-8(i)(10), the Proponent submitted a comment letter regarding the proposed rule to the Commission. Letter from Edward J. Durkin to Elizabeth M. Murphy (November 18, 2010). In that letter, the Proponent argued that no clarification of the status of shareholder proposals seeking "a nonbinding vote on executive compensation or the frequency of a say-on-pay-vote" was necessary because Dodd-Frank's parameters were clear: "At least once every three years shareholders will be afforded the opportunity to vote on a management resolution approving or disapproving the executive compensation of named executive officers and at least once every six years, the vote frequency issue will be put to shareholders in the form of a nonbinding resolution. *Issuers should be permitted to point to compliance with these legislated obligations to indicate that any shareholder proposal on these topics has already been substantially implemented*" (emphasis added).

We agree. Congress was clear as to the steps a company must take to comply with Dodd-Frank's say-on-pay requirement, and the Commission has been equally clear in its determination that, when those steps are taken, additional shareholder proposals on the same matter create the type of "unnecessary burden[]" Rule 14a-8(i)(10) is designed to avoid. *See* Exchange Act Release No. 63768 at § II.B.4.

This is not to suggest that providing a say-on-pay vote allows a company to exclude any shareholder proposal calling for increased oversight of its executive compensation plan. In constructing the amended Rule, the Commission specifically addressed Dodd-Frank's instruction that the say-on-pay requirement "not be construed . . . to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." Exchange Act Section 14A(c)(4); Exchange Act Release No. 63124 at § II.B.4. It is for this very reason that the amended Rule (1) provides for exclusion only in situations where, as here, the company has adopted the approach to say-on-pay approved by shareholders and (2) applies only to proposals which call for true say-on-pay or say-on-frequency votes.

When companies have sought to exclude vote proposals related to executive compensation but serving a substantively different function, those requests have been denied. In *Navistar*, the shareholder proposal called for a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits of more than twice the executive's base salary. The *Whirlpool* proposal similarly sought a policy of obtaining shareholder approval for any future agreements and corporate policies requiring payments upon a senior executive's death. In each case, the Commission denied the company's request to omit the proposal, noting: "The proposal does not request a shareholder vote on severance agreements already entered into and disclosed pursuant to Item 402 of Regulation S-K . . . . Navistar does not appear to have a policy of having to obtain shareholder approval for *future* severance agreements." *Navistar*; *see also Whirlpool* (same).

However, that is precisely the request made in the Proposal – to hold a shareholder vote on components of named executive officers' compensation which are already disclosed pursuant to Item 402 of Regulation S-K and which shareholders are invited to approve or disapprove as part of an overall compensation package. That the Proponent wishes this vote to be made in a different format and take place less frequently does not change the fact that the Proposal has been "substantially implemented," through a policy that not only achieves the "essential objectives" of the Proposal but was specifically approved by a majority of shareholders less than two years ago. We therefore request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(10).

II. Rule 14a-8(c) – Multiple Proposals

Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal for a particular shareholders meeting." The Staff has recognized that this rule permits the exclusion of a single submission combining separate and distinct elements which lack a single, well-defined unifying concept, even where the different elements relate to the same general subject matter. *See, e.g.*, *Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requiring that the company's directors own a requisite amount of company stock, disclose all conflicts of interest, and be compensated only in the form of company common stock).

As described above, this Proposal is in fact a combination of two separate and distinct requests into a single submission: the first would change the frequency of the Company's say-on-pay vote, and the second would decide the format of that vote. However, Dodd-Frank itself recognizes that say-on-pay and say-on-frequency votes are distinct matters requiring individual consideration. The Act, like the Commission rules adopted pursuant to it, specifically provides that shareholders should decide the frequency of say-on-pay votes as an issue separate from the substantive vote on executive compensation. *See* Exchange Act Sections 14A(a)(1) and 14A(a)(2) (requiring "a separate resolution subject to shareholder vote to approve the compensation of executives" and "a separate resolution subject to shareholder vote to determine whether [such say-on-pay votes] will occur every 1, 2, or 3 years").

According to the Proponent's own supporting statement, the Proposal's frequency and substantive elements are designed to serve different functions. The triennial vote will address the "voting burden" created by annual say-on-pay votes, while the multi-component approach makes the vote "more informative." The Proponent may believe that changing the Company's say-on-pay policy along both of these dimensions would create a "more effective" framework than making either adjustment alone, but that is not the standard for compliance with Rule 14a-8(c). In *Textron Inc.* (Mar. 7, 2012), the shareholder proponent sought both to provide procedures allowing shareholders to make board nominations and to dictate whether the Company could treat election of directors through that process as a change of control. The proponent argued that defining change of control was "central to" the proposal's approach to proxy access, but the Staff nonetheless concurred that the change in control provision was "a separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for director in [the company's] proxy materials."

The Proposal's frequency and format elements are separate requests implicating distinct concerns. Shareholders should be able to weigh the benefits of supporting each proposal independently of, as well as in connection with, the other. Accordingly, the two requests should be considered separate proposals which may be excluded from the Company's 2013 Proxy Materials under Rule 14a-8(c).

CONCLUSION

For the foregoing reasons, we believe the Company may exclude the Proposal in its entirety pursuant to Rules 14a-8(i)(10) and 14a-8(c) of the Exchange Act. We respectfully request the Staff's confirmation that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal and its accompanying supporting statements from the Company's Proxy Materials for its 2013 annual meeting.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228, by email at evstein@wlrk.com or by fax (212) 403-2228.

Very truly yours,



Elliott V. Stein

cc: Mr. Edward J. Durkin

Exhibit A
Proposal and Accompanying Cover Letter




UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

DATE
Thursday, November 15, 2012

TO
Wendell L. Wilkie, III
Senior Vice President, General Counsel and Secretary
MeadWestvaco Corporation

SUBJECT
Carpenter Pension Fund Shareholder Proposal

FAX NUMBER
212-318-5035

FROM
Ed Durkin

NUMBER OF PAGES (Including This Cover Sheet)
3

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 212-318-5035]

November 15, 2012

Wendell L. Willkie, II
Senior Vice President,
General Counsel and Secretary
MeadWestvaco Corporation
299 Park Avenue, 13th Floor
New York, New York 10171

Dear Mr. Willkie:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the MeadWestvaco Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 2,672 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of MeadWestvaco Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.